K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 10, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:  John Hancock Funds II (the “Trust”) — File Nos. 333-12693 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on June 5, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 127 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 129 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 25, 2014, accession no. 0001133228-14-001517 (the “Amendment”). The Amendment relates to the registration of Class C shares of Redwood Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and all comments and responses relate to each prospectus included in the Amendment.

I.	Prospectus
Comment 1 — Please provide for the staff’s review a completed fee table under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table.

Response to Comment 1 — The fee table for Class C shares of the Fund is included in Appendix A to this letter.

Comment 2 — In “Fund summary — Fees and expenses — Shareholder fees,” since Class C shares do not impose any front-end sales charges, please consider deleting the words that follow “(load)” in the line item relating to front-end charges.

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — Please revise the disclosure under “Fund summary — Principal investment strategies” using plain English. In particular, please note the following:

(a)	In the first paragraph, please clarify what is meant by the term “yield instrument.”

(b)	In the first paragraph, please clarify what is meant by the term “same strike.”

(c)	In the first paragraph, please clarify what is meant by the phrase “equivalent in terms of risk reward due to put call parity.”

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(d)	In the third paragraph, please clarify what is meant by the phrase “achieve the same underlying security.”

Response to Comment 3 — The Trust will consider making changes in response to these comments in the next routine annual update of all of the Fund’s prospectuses.

Comment 4 — In “Fund summary — Principal risks,” please revise the disclosure under “Active management risk” to clarify that active management of the Fund may not have the expected results and could lead to loss.

Response to Comment 4 — The Trust believes that the current disclosure regarding active management risk is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 5 — “Fund summary — Principal risks” includes disclosure regarding the risks investing in exchange-traded funds (“ETFs”). Please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 5 — The Fund anticipates that acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

Comment 6 — In “Fund summary — Past performance,” please reverse the order of the two benchmark indices as the staff considers the S&P 500 Index, rather than the CBOE S&P 500 BuyWrite Index, to be an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response to Comment 6 — The Trust will consider making this change in the next routine annual update of all of the Fund’s prospectuses.

Comment 7 — In “Fund summary — Portfolio management,” it is stated that the portfolio manager has managed the Fund “since inception.” Please revise this disclosure to indicate the year in which the portfolio manager commenced management of the Fund.

Response to Comment 7 — The Trust will consider making this change in the next routine annual update of all of the Fund’s prospectuses.

Comment 8 — Please revise “Fund details” to conform to any changes made to “Fund summary — Principal investment strategies” and “Fund summary — Principal risks.”

Response to Comment 8 — The Trust will consider making such changes to “Fund details” in the next routine annual update of all of the Fund’s prospectuses.

Comment 9 — In “Who’s who — Management fee,” it is stated that advisory fees amounted to 1.10% for the most recent fiscal year. Please reconcile this information with the 1.50% management fee disclosed shown in the fee table.

Response to Comment 9 — The Trust has confirmed that the Fund’s advisory fees amounted to 1.10% for the most recent fiscal year. The fee table has been corrected accordingly.

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Comment 10 — In “Your account,” in accordance with Item 12(a)(5) of Form N-1A, please disclose whether information regarding sales charges and sales charge reductions are available on the Fund’s website, including whether the website includes hyperlinks to facilitate access to such information.

Response to Comment 10 — The Trust has made the requested change.

II.	Statement of Additional Information (the “SAI”)

Comment 11 — In “Shareholders of the Fund” on p. 60, please provide information regarding the 5% holders of all of the Fund’s share classes.

Response to Comment 11 — The Trust has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

 cc: Christopher Sechler

Appendix A – Fee Table

Redwood Fund – Class C

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class C
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00%
Small account fee (for fund account balances under $1,000)	$20

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class C
Management fee	1.10
Distribution and service (Rule 12b-1) fees	1.00
Other expenses 1	0.33
Total annual fund operating expenses	2.43
Contractual expense reimbursement 2	-0.03
Total annual fund operating expenses after expense reimbursements	2.40

1	"Other expenses" have been estimated for the first year of operations of the fund's Class C shares.

2	To the extent that Expenses of Class C shares exceed 2.40% of average annual net assets (on an annualized basis) attributable to Class C shares (the Class Expense Limitation), the advisor contractually agrees to reduce its management fee or, if necessary, make payment to the class in an amount equal to the amount by which Expenses of the share class exceed the Class Expense Limitation. Expenses means all fund-level and class-specific operating expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) underlying fund expenses (acquired fund fees), (e) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, and (f) short dividend expense. The Class Expense Limitation expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor may recapture operating expenses reimbursed or fees waived under previous expense limitation or waiver arrangements for a period of three years following the month in which the reimbursements or waivers occurred to the extent that the fund is below its expense limitation during this period.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. For Class C shares, the expense examples may differ if shares are sold or kept at the end of the period. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class C
Shares	Sold	Kept
1 year	343	243
3 years	755	755
5 years	1,293	1,293
10 years	2,764	2,764

A-1